UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Poseidon AmpibWorks Corporation

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Florida

    Date of organization
    January 4, 2022

Physical address of issuer
Startup developing new vehicle concept

Website of issuer
https://poseidonamphibworks.com/

Current number of employees
1

Filer EDGAR CIK

0001924694

Filer EDGAR CCC
rydw9h$n

Filer EDGAR Password
ye7ic#poztkr

Filer EDGAR PMAC
6@myqcic

Submission Contact Person Information

Name
Steve E. Tice

Phone Number
(619) 438-0018

Email Address
steve@poseidonamphibworks.com

Notification Email Address
steve@poseidonamphibworks.com

Signatories

Name
Steve E. Tice

Signature

Title
CEO, Chairman of board

Email
steve@poseidonamphibworks.com

Date
May 2, 2024